                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                 October 30, 2003






                               LIHIR GOLD LIMITED

                    c/- Lihir Management Company Pty Limited
                             Level 7, Pacific Place
                     Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Mark Laurie
    ------------------------
    Name:  Mark Laurie
    Title: Company Secretary

Date: October 30, 2003

LIHIR GOLD LIMITED
ARBN  069 803 998                               [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea

27 OCTOBER 2003

                    THIRD QUARTER PRODUCTION AND EXPLORATION
                           REPORT TO 30 SEPTEMBER 2003

HIGHLIGHTS

PRODUCTION

      - GOLD PRODUCTION FOR THE QUARTER WAS 131,517 OUNCES (YEAR TO DATE 390,707 OUNCES).

COSTS

      -     TOTAL CASH COSTS FOR THE QUARTER WERE US$271 PER OUNCE.

      -     GROSS CASH COSTS FOR THE QUARTER WERE US$322 PER OUNCE.

REVENUE

      - AN AVERAGE CASH GOLD PRICE OF US$362 PER OUNCE WAS REALISED IN THE QUARTER (YEAR TO DATE AVERAGE US$352).

RESOURCE AND EXPLORATION

      - 8,314 METRES WERE DRILLED. GOOD INTERCEPTS ARE CONTINUING FROM KAPIT DRILLING AND THE PROGRAMMED RESOURCE/RESERVE UPDATE REMAINS ON TRACK FOR JANUARY 2004.

MANAGING DIRECTOR'S REVIEW

Improvements in mining and plant performance predicted at the time of announcement of the Company's half year results have not led to production increases to the extent anticipated. Improvements in plant reliability, additional autoclave feed capacity and ore grade were partly offset by a delay in bringing the extra autoclave feed capacity on line, ore types which were difficult to process and lower recoveries. Further improvements are expected in the final quarter with higher grades and no plant shutdowns scheduled.

Unit gross and total cash costs were reduced but continued to be adversely affected by low gold production, exchange rates, oil prices and maintenance costs. Pre-feasibility studies to expand the plant are progressing on schedule for review early in 2004. Long term hedge positions for delivery in the second half of this year were rolled out to take advantage of the current high gold prices.

Good results continue to come from Kapit drilling, extending mineralisation to the north and east, and the associated geotechnical and geothermal work is on schedule for a resource/reserve review in early 2004.

It was pleasing to note the reintroduction of the phasing out of the Mining Levy by the PNG Government.

NEIL SWAN
MANAGING DIRECTOR

Quarterly production and exploration report to 30 September 2003

OPERATION REVIEW
(please refer to the final page for more detailed comparative data)

PRODUCTION

I. PERFORMANCE

                                VARIANCE REPORT
                      PERCENTAGE CHANGE Q3 2003 V Q2 2003

                                                     VARIANCE
                                                     --------
Total Material Moved                                     5.4%
Ore Milled                                               6.8%
Ore Milled Grade                                         4.9%
Gold Recovery                                           (2.9)%
Gold Produced                                            2.6%


II. MINING

Total material movement of 8,866 kt was up 5.4% on the previous quarter.

Barge operational issues which are being addressed, and persistent heavy rain which created difficult haul road and floor conditions in the pits, hampered mining production. Improvement projects continue with the emphasis now on maintenance systems and reliability issues identified during an asset utilisation study conducted in August.

Ore presentation and production are in line with model predictions and total movements should increase in the last quarter as the equipment strips waste in the more productive higher areas in Lienetz.

III. PROCESS PLANT

Gold production for the quarter was 131,517 oz, giving year to date production of 390,707 oz.

Mill throughput of 987 kt was negatively affected by failure of a thickener cone and of a grinding circuit screen. The three additional GEHO feed pumps commissioned in July worked well to increase autoclave throughput as anticipated. However, this was offset by ore feed types requiring longer processing time.

Gold recovery declined to 88%, affected by the increased throughput rates and low carbon activity. Inventory of gold on carbon was increased and work to improve carbon regeneration is in process.

HEALTH, SAFETY AND ENVIRONMENT

There was 1 Lost Time Incident during the quarter, giving a 12-month rolling Lost Time Incident Frequency Rate of 0.28 per 200,000 hours (A Lost Lime Incident is when a person cannot return to normal work duties for the following shift.) There were no reportable environmental incidents.

Quarterly production and exploration report to 30 September 2003

RESOURCE AND EXPLORATION

The resource/reserve development program continued on the Kapit and Kapit Link target areas. Geotechnical drilling also continued on West Kapit. In total, 22 diamond drill holes for 8,314m were completed. With the closure of the Kapit resource to the west, four BOP exploration drilling rigs were operating at the start of the quarter, but were reduced to two by the end of September. Drilling also commenced on the West Caldera geochemistry targets.

Kapit Zone

In the Kapit program, assay results from 15 holes were returned, with good intercepts continuing as summarised below.

                                      Kapit

                              From      Downhole       Gold Grade
Hole number       Target      (m)       Interval (m)   (g Au/t)
DDHL1115          Kapit       106       110            3.42
DDHL1116          Kapit       104       132            4.24
DDHL1117          Kapit       118       202            4.82
                  INCLUDING   138       76             8.12
DDHL1118          Kapit       148       88             4.42
DDHL1120          Kapit       166       90             3.75
                              270       44             2.71
DDHL1121          Kapit       152       14             14.36
                              202       44             5.43
                              330       8              4.73
DDHL1122          Kapit       86        2              27.00
                              104       44             2.75
                              168       26             4.60
DDHL1123          Kapit       89        5              13.85
                              142       30             3.49
                              198       38             3.23
                              266       10             3.54
DDHL1124          Kapit       188       58             3.25
                              286       2              11.05
DDHL1125          Kapit       91        5              5.61
                              124       20             2.69
                              162       22             3.12
                              228       20             13.37
DDHL1126          Kapit       144       4              5.75
                              166       78             6.47
DDHL1128          Kapit       128       112            5.72
                              288       16             8.34
DDHL1129          Kapit       152       136            9.70
                  INCLUDING   130       6              87.17
DDHL1130          Kapit       118       102            3.53

     The above results are selected intersections from within selected holes

Results during the quarter have indicated that high grade material extends closer to the surface than previously interpreted along the northern and eastern flanks of Kapit. The latest results have confirmed previous interpretations, as well as extending known mineralisation to the north and east. The mineralisation remains open in both of these directions. The north - south extent of the Kapit zone is now confirmed to be in excess of 450m, with the east-west extent in excess of 300m.

Kapit Link Zone

Quarterly production and exploration report to 30 September 2003

Results were received from six holes, with better intercepts summarised below.

                                   Kapit Link

Hole           Target       From   Downhole  Gold Grade
number                      (m)    Interval  (g Au/t)
                                   (m)
DDHL1106       Kapit Link   76     28        3.05
                            124    36        2.56
                            196    68        3.30
DDHL1107       Kapit Link   106    34        2.19
                            180    28        4.88
                            224    47        2.98
DDHL1108       Kapit Link   226    58        2.46
DDHL1109       Kapit Link   62     14        2.20
                            120    16        2.86
                            160    68        3.27

     The above results are selected intersections from within selected holes

Drilling occurred within the Kapit Link zone in a poorly drilled area in which low grade mineralisation was indicated to be extending to the surface. All results received were in line with expectations and provided valuable infill data in the region lying between the Kapit and Lienetz zones.

West Caldera Drilling

Results were received from five holes, as summarised below.

                                  West Caldera

Hole           Target        From   Downhole      Gold Grade
number                       (m)    Interval      (g Au/t)
                                    (m)
DDHL1132       NW Lienetz    250    12            3.75
                             280    24            2.98
DDHL1133       NW Lienetz    290    4             12.40
DDHL1134       NW Lienetz    No     Significant   Intercept
DDHL1135       NW Lienetz    No     Significant   Intercept
DDHL1138       W Lienetz     No     Significant   Intercept

     The above results are selected intersections from within selected holes


Quarterly production and exploration report to 30 September 2003

Drilling investigated both of the two large-scale gold-in-soil anomalies generated during re-sampling of the western caldera area by wacka sampling in 2002.

DDHL1132 through to 1135 investigated the depth extent of potential mineralisation indicated from a significant gold-in-soil anomaly west of the Kapit Link zone. Results from DDHL1132 and 1133 appear to indicate westwards continuation of the Lienetz/Kapit link mineralisation, though results showed continued thinning of mineralisation in this direction. DDHL1134 and 1135 encountered no mineralised zones, and are located 200m west of DDHL1132 and 1133.

DDHL1138 investigated the depth extent of potential mineralisation indicated from a significant gold-in-soil anomaly extending westwards from the Lienetz zone. The hole was abandoned due to the presence of gas prior to reaching the target depth.

Kapit Resource and Engineering Studies

Data from the geotechnical program has been collated and modelling and laboratory studies have commenced. All field work has been completed. Laboratory and data analysis work is under way.

Two additional shallow holes were completed during the period. Packer test results from these holes indicate that the seawall between the pit and coastline at the drill hole locations has a low permeability.

The programme remains on schedule for reporting in January 2004.

Quarterly production and exploration report to 30 September 2003

                   [SEPTEMBER QUARTER 2003 DRILL RESULTS MAP]

Quarterly production and exploration report to 30 September 2003

FINANCIAL

GOLD REVENUE

Realised revenues for the quarter and year to date were:

                                   THIRD            SECOND
                                  QUARTER          QUARTER   YEAR TO DATE
                                    2003             2003        2003
                                  (US$/OZ)         (US$/OZ)    (US$/OZ)
                                  --------         --------    --------
Cash Sales                          362              342          352
Deferred Hedging Gains/ Losses*     (23)             (7)          (11)
                                    ---              --           ---
Total                               339              335          341

Average Spot Price                  363              347          354

      *Non cash


Advantage has been taken of the strengthened spot gold price by deferring delivery into hedge contracts.

COSTS

                           TOTAL CASH COSTS * - US$/OZ

                            THIRD QUARTER    SECOND QUARTER   YEAR TO DATE
                                 2003            2003             2003
                            -------------    --------------   ------------
GROSS CASH COSTS                 322              344             329
- Deferred mining costs           (8)              26               9

- Inventory adjustments          (43)             (20)            (37)

* TOTAL CASH COSTS                271             350             301

      * Gold Institute Standard

While improved from the previous quarter, cash costs remain high with the weakened US dollar and high fuel and oil costs persisting. As the Company's cost profile is dominated by fixed costs, efforts are being undertaken during the period when lower grades and ore volumes are being extracted from the Minifie pit and before the higher Lienetz grades come on line, to improve the position in the longer term by;

- improving reliability and exploring the potential expansion of the plant to increase production; and

- reducing costs. A range of cost saving initiatives are being examined including rigorous review and management of contracted services, improved maintenance planning and tighter control of consumables. The 30 megawatt geothermal generator, aimed at significantly reducing energy costs, is expected to be operational in the first half of 2005. Costs will also be decreased during 2004 as a result of reduced exploration and resource drilling activities following completion of the current Kapit exploration programme.

During the quarter, the PNG Government approved the reinstitution of phasing out of the Mining Levy. The new schedule for reduction and eventual removal of the levy is to


Quarterly production and exploration report to 30 September 2003 commence with 5% in 2004, 10% in 2005, 15% in 2006 and 20% in 2007, with the final 25% being eliminated in 2008. The first 25% of the levy was removed in 2002.

HEDGING

During the quarter, the hedge book was further restructured to take advantage of the higher gold prices currently being experienced, through the rolling out of hedging positions for the remainder of calendar 2003. Forward positions scheduled to mature for delivery in September 2003 and December 2003 were rolled into late 2004, 2005 and 2006, providing increased participation in the gold spot price. Spot deferred contracts were entered into in relation to 38,000 ounces for delivery in the final quarter of 2003.

While the hedge book restructure is beneficial to the Company's cashflow, hedge accounting requirements require that the unrealised loss for each of the contracts be brought to account in the income statement on the original date of designation (ie September and December 2003).

The revised hedge book profile is shown in the table below.

                                HEDGING POSITION

                            FOWARDS       PUT OPTIONS BOUGHT   CALL OPTIONS SOLD
                            -------       ------------------   -----------------
                       OUNCES     PRICE    OUNCES     PRICE     OUNCES    PRICE
                       ------     -----    ------     -----     ------    -----
Q4 2003                 38,000   $386.28
                        ------   -------
2004                   222,920   $325.49    20,000   $335.00    20,000   $365.00
2005                   265,478   $333.71    95,000   $320.39    95,000   $326.71
2006                   292,500   $328.50    39,000   $325.26    39,000   $336.74
2007                   330,000   $323.76    96,000   $319.17    96,000   $319.08
2008                   375,475   $331.96    40,000   $335.00    20,000   $365.00
2009                   243,185   $350.76         0     $0.00         0     $0.00
2010                    10,000   $327.00         0     $0.00         0     $0.00

TOTAL OUNCES         1,777,559             290,000             270,000
                     ---------             -------             -------
AVERAGE HEDGE                    $333.02             $323.66             $331.12
                                 -------             -------             -------
PRICE/OZ

*All hedges are US dollar denominated

The mark-to-market value at 30 September 2003 was US$142.8 million out-of-the-money based on a spot price of US$388 per ounce.

Quarterly production and exploration report to 30 September 2003

OUTLOOK

While further improvements are anticipated in the final quarter, particularly resulting from improved grade presentation and the availability of the additional autoclave feed capacity for the whole quarter, the production shortfalls in the first three quarters mean that full year gold production forecasts have been reduced to around 550K ozs. The lower production, combined with a weak US dollar and higher fuel costs, will adversely affect unit costs for the remainder of 2003.

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:                  PRINCIPAL OFFICE
Mark Laurie                                        Level 7, Pacific Place
Manager - Corporate, Investor Relations                 Cnr Champion Parade & Musgrave
Street Tel: +61 7 3229 5483 or +675 986 5604            Port Moresby, Papua New Guinea

Fax: +675 986 4018
Email: mark.laurie@lihir.com.pg
Website:    www.lihir.com.pg
                                                   STOCK EXCHANGE LISTINGS
Nick Lambeth                                       Australian Stock Exchange (LHG)
General Manager -  Finance                         Nasdaq (LIHRY)
Tel: +61 7 3229 5483 or +675 986 5603              Port Moresby Stock Exchange

                                                   ISSUED CAPITAL
                                                   The current issued capital of the
                                                   company is
                                                   1,142,334,215 ordinary shares

SHAREHOLDER ENQUIRIES:                             DIRECTORS
Queries related to share registry matters          Ross Garnaut - Chairman
should be directed to:                             Anthony Siaguru - Deputy Chairman
Computershare Investor Services                    Neil Swan - Managing Director
Central Plaza One, Level 27                        John O'Reilly
345 Queen Street                                   Geoff Loudon
Brisbane                                           Peter Cassidy
Queensland 4000
Tel:        1300552270 or +61 3 9615 5970
Fax:        +61 7 3229 9860
Website:    www.computershare.com
E-mail:     john.lawlor@computershare.com.au


ADR DEPOSITORY:
The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:        +1 212 815 8161
Fax:        +1 212 571 3050
Website:    www.adrbny.com

WEBSITE
www.lihir.com.pg


Quarterly production and exploration report to 30 September 2003

PRODUCTION AND FINANCIAL DATA

                                           YEAR TO    THIRD     Second     First
                                             DATE    QUARTER    Quarter   Quarter
                                             2003     2003       2003      2003
                                             ----     ----       ----      ----
MINE
Ore mined                        Kt          8,413     2,996      3,032     2,385

Material moved                   Kt         26,402     8,866      8,412     9,124

PROCESSING
Ore milled                       Kt          2,844       987        924       933

Grade                            g Au/t       4.82      4.88       4.65      4.91

Recovery                         %            89.5      88.0       90.9      89.9

Gold poured                      Oz        390,707   131,517    128,140   131,050

REVENUE/COSTS
Gold Sold                        Oz        413,362   130,521    134,028   148,813

Average cash price received      US$/oz        352       362        342       352

Average price received           US$/oz        341       339        335       347
including deferred hedging
gains / costs

Gross cash cost                  US$/oz        329       322        344       320
-      deferred mining costs                     9        (8)        26         9
-      inventory adjustments                   (37)      (43)       (20)      (46)

Total cash costs                               301       271        350       283
-      depreciation and                         54        55         54        53
       amortisation

Total production costs                         355       326        404       336


Quarterly production and exploration report to 30 September 2003
Page 10 of 10